Exhibit 99.2

SEMI-ANNUAL REPORT AND FINANCIAL STATEMENTS OF CNOVA N.V.

FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2016

INDEX TO SEMI-ANNUAL REPORT

Table of Contents

Index to Semi-Annual Report	F-2

INTRODUCTION	F-3

1. Directors’ Report	F-5

2. Risk Factors	F-5

3. Financial Overview	F-5

4. Board of Directors	F-17

5. Related Party Transactions	F-17

6. Responsibility Statement and In Control Statement	F-18

OTHER INFORMATION	F-19

Independent auditor’s report	F-19

Unaudited Interim Consolidated financial Statements	F-20

INTRODUCTION

In this semi-annual report, the terms “Cnova,” “we,” “us,” “our” and “the Company” refer to Cnova N.V., a Dutch public limited liability company incorporated in the Netherlands, and, where appropriate, its subsidiaries. Any reference to “our brands” or “our domain names” in this semi-annual report includes the brands “Cdiscount,” “Extra,” “Casas Bahia,” and “Ponto Frio” and related domain names, which are either registered in the names of our Parent Companies or in the name of Cdiscount, Via Varejo or our Parent Companies as more fully described herein. Additionally, unless the context indicates otherwise, the following definitions apply throughout this semi-annual report:

Name	Definition
Casino	Casino, Guichard-Perrachon S.A.

Casino Group	Casino and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye and Euris which are ultimately controlled by Mr Jean-Charles Naouri

CBD	Companhia Brasileira de Distribuiçăo and, where appropriate, its subsidiaries (together, commonly known as Grupo Păo de Açúcar, or GPA)

Cdiscount	Cdiscount S.A. and, where appropriate, its subsidiaries

Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and, where appropriate, its subsidiaries

Cnova Brazil or Nova OpCo	Cnova Comércio Eletrônico S.A., a wholly owned subsidiary of Cnova owning the Brazilian non-food eCommerce businesses of CBD and Via Varejo following the completion of the 2014 Reorganization

Dutch HoldCo	Marneylectro B.V., a wholly owned subsidiary of Lux HoldCo, organized under Dutch law

Euris	Euris S.A.S.

Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries

Founding Shareholders

Casino, CBD, Via Varejo S.A., Éxito and certain former managers of Nova Pontocom. The interests of CBD, Via Varejo and former managers of Nova Pontocom in Cnova are held indirectly through Nova HoldCo, Lux HoldCo and/or Dutch HoldCo

Lux HoldCo	Marneylectro S.à r.l., a company organized under Luxembourg law and whose entire issued share capital is held by CBD, Via Varejo and former managers of Nova Pontocom

Nova HoldCo	Nova Pontocom Comércio Eletrônico S.A., following the completion of the Reorganization, which was spun off to GPA, Via Varejo and former managers of Nova Pontocom

Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the 2104 Reorganization

Parent Companies	Casino, CBD, Via Varejo and Éxito, each of which is an affiliate of Cnova

Rallye	Rallye S.A. and, where appropriate, its subsidiaries

Via Varejo	Via Varejo S.A. and, where appropriate, its subsidiaries

Voting Depository	Stichting Cnova Special Voting Shares

We also have a number of other registered trademarks, service marks and pending applications relating to our brands. Solely for convenience, trademarks and trade names referred to in this semi-annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Except for the trademarks and domain names licensed to us by our indirect shareholders CBD and Via Varejo, we do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this semi-annual report is the property of its respective holder.

This semi-annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under “2 Risk Factors” in this semi-annual report.

Forward-Looking Statements

In addition to historical information, this semi-annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this semi-annual report are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; ongoing regulatory inquiries regarding inventory and accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission on July 22, 2016 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this semi-annual report speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.                                      DIRECTORS’ REPORT

We refer to the Annual Report of Cnova N.V. for the Fiscal Year Ended December 31, 2015 on Form 20-F as filed with the United States Securities and Exchange Commission on July 22, 2016 (the “2015 20-F”). In the 2015 20-F, an extensive Operating and Financial Review and Prospects report was given, setting forth the main characteristics of the Company’s business. We refer to such Operating and Financial Review and Prospects report, which report should be read in conjunction with this semi-annual report.

In Note 32 to the financial statements included in the 2015 20-F, we announced that Cnova Brazil was finalizing a new loan agreement in an aggregate amount of $75 million (R$250 million), with a one year term. The loan has been signed with Bank Safra.

2.             RISK FACTORS

Item 3.D of the 2015 20-F describes the risk factors that might be or become applicable to the Company. We refer to this Item 3.D of the 2015 20-F, which report should be read in conjunction with this semi-annual report.

3.                                      FINANCIAL OVERVIEW

3.1                               Selected Financial Data

The following tables set forth our selected consolidated financial data. The consolidated income statement data for the 6-month periods ended June 30, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and June 30, 2016 are derived from our unaudited interim condensed consolidated financial statements, included elsewhere in this semi-annual report.

The selected consolidated historical financial information should be read in conjunction with “3.2 Operating and Financial Review and Prospects,” our financial statements and the accompanying notes included elsewhere in this semi-annual report as well as our 2015 20-F. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have not been audited by Ernst & Young Audit, an independent registered public accounting firm.

	June 30, 2015	June 30,
€ Thousands	As restated(1)	2016

Net Sales	€1,720,920	€1,404,420
Cost of sales	(1,491,286)	(1,225,457)
Operating expenses:
Fulfillment	(137,645)	(129,766)
Marketing	(36,755)	(37,843)
Technology and content	(49,530)	(48,223)
General and administrative	(35,854)	(34,816)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(30,149)	(71,684)
Restructuring	(9,392)	(8,696)
Litigation	(1,396)	(43,407)
Initial public offering expenses	(3,812)	—
Gain/(loss) from disposal of non-current assets	(533)	(674)
Impairment of assets	(6,314)	(5,057)
Operating profit/(loss)	(51,596)	(129,516)
Financial income	21,634	7,955
Financial expense	(43,276)	(53,597)
Profit/(loss) before tax	(73,238)	(175,158)
Income tax gain/(expense)	15,037	(3,308)
Share of profits/(losses) of associates	—	—
Net profit(loss) from continuing activities	(58,201)	(178,466)
Net profit/(loss) from discontinuing activities	(18,508)	10,305
Net profit/(loss) for the year	(76,709)	(168,161)
Attributable to Cnova equity owners	(69,653)	(162,949)
Attributable to non-controlling interests	(7,054)	(5,212)

(1)         The effects of the restatement on the Company’s financial statements as of June 30, 2015 are described in Note 3 (“Restatement of previously issued Financial Statements”) to our interim condensed consolidated financial statements.

	December 31,	June 30,
(€ thousands)	2015	2016

Cash and cash equivalents	400,793	174,659
Trade receivables, net	129,651	138,720
Inventories, net	414,956	431,495
Total assets	1,718,651	1,625,392
Trade payables	1,216,022	869,983
Financial debt	146,967	467,154
Total equity	98,071	2,158

The share capital of Cnova is composed of 441,297,846 ordinary shares as of June 30, 2016, which include 17,046 shares conditionally issued to independent board members on December 8, 2014 which have not yet vested.

	June 30, 2015	June 30,
€ Thousands	Restated (1)	2016
Other Financial Data:
Gross profit (2)	229,634	178,963
Gross profit post marketing expenses (3)	192,879	141,120
Adjusted EBITDA (4)	(11,128)	(54,174)
Free cash flow - continuing activities (5)	(441,210)	(585,253)
Net cash/(Net financial debt) (6)	(37,950)	287,573

(1)                 The effects of the restatement on the Company’s financial statements as of June 30, 2015 are described in Note 3 (“Restatement of previously issued Financial Statements”) to our interim condensed consolidated financial statements.

(2)                 Gross profit is a non-GAAP financial measure that we calculate as net sales minus cost of sales.

(3)                 Gross profit post-marketing expenses is a non-GAAP financial measure that we calculate as gross profit minus marketing expenses.

(4)                 Adjusted EBITDA is a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share-based payments.

(5)                 Free cash flow is a non-GAAP financial measure that we calculate as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets).

(6)                 Net cash/(net financial debt) is a non-GAAP financial measure that we calculate as the sum of cash and cash equivalents and cash pool balances held in arrangements with Casino Group and presented in other current assets, less current and non-current financial debt.

	June 30, 2015	June 30,
€ Thousands	Restated (1)	2016
Other New Financial Data:
Operating profit/(loss) before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(30,149)	(71,684)
Excluding expansion from new countries (2)	(956)	(611)
Operating profit/(loss) before other expenses and net of factoring costs excluding expansion to new countries (3)	(64,865)	(114,724)

(1)                 The effects of the restatement on the Company’s financial statements as of June 30, 2015 are described in Note 3 (“Restatement of previously issued Financial Statements”) to our consolidated financial statements.

(2)                 Operating Profit Before Other Expenses And Excluding Expansion To New Countries is a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and excluding the impact related to countries with operations starting after January 1, 2014

(3)                 Operating Profit Before Other Expenses And Net Of Factoring Costs Excluding Expansion To New Countries is a non-GAAP financial measure that we calculate as Operating profit before other expenses and net of factoring costs excluding expansion to new countries and excluding the factoring costs incurred by the Company in discounting sales receivable.

	June 30, 2015 Restated (1)	June 30, 2016
Operating Data:
GMV (2)	€2,365.3	€2,169.1
GMV Cdiscount (2)	€1,185.8	€1,370.4
GMV Cnova Brazil (2)	€1,179.0	€798.2
GMV Cdiscount Ivory Coast (2)	€3.3	€3.7

(1)          The effects of the restatement on the Company’s financial statements as of June 30, 2015 are described in Note 3 (“Restatement of previously issued Financial Statements”) to our consolidated financial statements.

(2)          GMV, GMV Cdiscount, GMV Cnova Brazil and GMV Ivory Coast in millions. GMV, GMV Cdiscount, GMV Cnova Brazil and GMV Ivory Coast currently include the GMV of fulfilled orders with respect to our direct sales business and GMV of approved and sent orders with respect to our marketplaces.

Exchange Rates

All references in this semi-annual report to “U.S. dollars” or “$” are to the legal currency of the United States, all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the “real” or “R$” are to Brazilian reals, the official currency of the Federative Republic of Brazil (“Brazil”).

The tables below show the high, low, average and period end exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year ended December 31,	High	Low	Average	Year-End
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.2015	1.0524	1.1096	1.0859

Month Ended	High	Low	Average	Month-End
January 31, 2016	1.0964	1.0743	1.0855	1.0832
February 29, 2016	1.1362	1.0868	1.1092	1.0868
March 31, 2016	1.1390	1.0845	1.1134	1.1390
April 30, 2016	1.1441	1.1239	1.1346	1.1441
May 31, 2016	1.1516	1.1135	1.1312	1.1135
June 30, 2016	1.1400	1.1024	1.1232	1.1032

The noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2016 was €1.00 = $ 1.1032.

The tables below show the high, low, average and period-end exchange rates of euros per real for the periods shown. Average rates are computed by using the foreign exchange reference rate as published by the European Central Bank on its website for the real on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year ended December 31,	High	Low	Average	Year-End
2011	0.4585	0.3896	0.4303	0.4139
2012	0.4449	0.3613	0.3999	0.3699
2013	0.3955	0.3070	0.3507	0.3070
2014	0.3443	0.2924	0.3208	0.3105
2015	0.3442	0.2114	0.2743	0.2319

Month Ended	High	Low	Average	Month-End
January 31, 2016	0.2324	0.2211	0.2272	0.2258
February 29, 2016	0.2312	0.2218	0.2276	0.2304
March 31, 2016	0.2518	0.2298	0.2428	0.2429
April 30, 2016	0.2539	0.2381	0.2478	0.2516
May 31, 2016	0.2537	0.2434	0.2501	0.2509
June 30, 2016	0.2786	0.2485	0.2595	0.2786

The reference rate of the European Central Bank for the real on June 30, 2016 was R$1.00 = € 0.2786.

We make no representation that any euro, U.S. dollar or Brazilian real amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for the reader’s convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this semi-annual report and other financial data appearing in this semi-annual report.

3.2                               Operating and Financial Review and Prospects

3.2.1                     Company Overview

We are an eCommerce company with two key markets in France and Brazil. Our geographies represent over 390 million people as of June 30, 2016. We partially measure our performance in gross merchandise volume (“GMV”), which is the total volume of merchandise and services sold over a given period of time on our websites, including marketplace businesses. For the half-year ended June 30, 2016, we had GMV of €2.169.1 million, representing a 0.1% increase over GMV for the half-year ended June 30, 2015, on a constant exchange rate basis.

We strive to provide our customers with a high value proposition through a low-cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the two key markets in which we operate.

As of June 30, 2016, we offered our 14 million active customers access to a wide and growing assortment of approximately 37 million product offerings through a combination of our direct sales and marketplaces. Our most significant product offerings categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most recognized in the markets in which we operate.

We are one of the leading eCommerce companies in France, with 27.4% of market share in the fourth quarter 2015.

Our business benefits from various relationships with our Parent Companies, which are part of the Casino Group, a leading global diversified retail group with €46.1 billion ($50.1 billion) for the year ended December 31, 2015. We benefit from joint purchasing power, as well as their brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure. This enables us, among other things, to offer competitive pricing and popular customer services relative to our competitors, including our Click-and-Collect delivery option whereby our customers can select a nearby location to pick up their purchased products, generally at a lower cost and in a quicker manner. Our approximately 22,000 Click-and-Collect locations across the markets in which we operate provide us with a competitive advantage. In France, our approximately 19,800 pick-up locations afford us with a significant advantage over our competitors, in particular for heavy products, for which we counted about 500 pick-up points as of the end of 2015.

As an enhancement to its heavy products delivery services, Cdiscount also now offers a same-day home delivery option for orders received prior to 2:00 pm. This service is currently offered in the Paris and Lyon areas between 7:00 pm and 11:00 pm, from Monday to Friday. Saturday same-day delivery option is currently expected to be available in the fourth quarter of 2016. In the Paris area, deliveries may also take place on Sundays from 9:00 am to 5:00 pm. We believe that this service may be developed in the main French cities over the course of 2016 and after 5:00 pm depending on customers’ interest. To our knowledge, Cdiscount is the only eCommerce company to offer this service in France, with over more than 4,500 SKUs (Stock Keeping Unit meaning separate unit of product reference).

Cdiscount also gives users access to Alimentaire Express, a 1 ½ hour food delivery service offering more than 4,500 products to customers who reside within most areas of Paris and just outside of Paris. This service is provided for a €5.9 fee and for no fee for orders over €120.

In Brazil, we have been leveraging our Parent Companies’ network to increase the number of pick-up points, where customers can pick-up their orders for goods not offered by the physical stores. As of the end of June 2016, the Click-and-Collect network represented 1,300 pick-up locations in Brazil.

3.2.2                     Components of Statements of Income

Net sales

Net sales consist primarily of revenue generated from product sales and related services from our business to consumer direct sales and our business to business transactions, across the variety of our product categories. Our product categories include home appliances, consumer electronics, computers, home furnishings, leisure and personal goods. Net sales also include revenues generated from commissions from our marketplaces on sales by third party vendors selling products on our sites. We launched our first marketplace in France in 2011 and in Brazil in 2013. To date, our marketplace revenues represent a relatively small portion of our total net sales, however, our goal is to expand our marketplace business significantly in coming years, including the expansion of our program to provide fulfillment services to marketplace sellers for a fee, which will contribute to our net sales. In addition, we generate revenue from shipping, extended warranties, advertising sales, data monetization, eCommerce services provided to third parties through our B2B sites and fees collected from customers using our customer service call centers

Beginning August 2015, Cdiscount modified drastically its installment payment policy for direct sales products in France (the “CB4X installment payment service”, allowing customers to pay for purchases in four monthly installments with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment) and started providing directly this installment service to its clients for marketplace products as well since January 2016. In addition, starting in June 2015 we increased the volume of specific marketing services to our suppliers in France which are now recorded in net sales. On first half-year 2016, we recognized in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Such services are recognized in net sales when they are specific, effective marketing operations negotiated with the suppliers and not only annually budgeted programs. When they do not meet the revenue recognition requirement such programs are recorded in cost of sales as they were before December 31, 2015. We exclude revenue from items that are returned and orders that are cancelled.

Net sales are primarily driven by growth in our active customers, the frequency with which customers purchase products from our sites and average order value. Net sales are also impacted by incentive and discount offers we include on products sold from our direct sales sites. These include percentage discounts off a current purchase, inducement offers for future discounts subject to a minimum current purchase and other similar offers. Revenue from product sales is recognized when the significant risks and rewards of ownership have passed to the customer, regardless of when the payment is being made. Revenue from services is recognized once the service is rendered. We measure revenue at the fair value of the sale or commission price received or receivable, accounting for the terms of payment and excluding taxes or duty.

Net sales decreased by €316.5 million, or 18.4%, from €1,720.9 million in the first half 2015 to €1,404.4 million in the first half 2016. Excluding the impact of foreign exchange, our net sales decreased by 10.5%.

Geographical Breakdown of Net Sales

France is now our largest market, and Brazil is our second largest market. The balance of our revenues is generated from Ivory Coast as we decided to discontinue our activities in Asia, Latin America (other than Brazil) and Africa (except Ivory Coast). The following table sets forth the geographic breakdown of our net sales by region for the periods indicated:

Geographical Region:	June 30, 2015	June 30, 2016
France	44.4%	61.1%
Brazil	55.6%	38.9%
Ivory Coast	0.0%	0.0%
Total	100.0%	100.0%

Our net sales from our Cdiscount segment (France and International) increased by €94.3 million, or 12.4%, from €763.4 million from the first half 2015 to €857.8 million in the first half 2016. This increase was primarily due to an increase in the volume of sales of products from our home furnishings, home appliances and consumer electronics products categories as well as an increase in marketplace commissions, with an increase of marketplace share in GMV of more than 421 bps. The revamped installment program CB4X generated revenue since its inception in August 2015, given that in 2015 this new installment payment service was only offered to clients for direct sales products and starting January 2016, the offering was extended for marketplace products as well. The revenue generated in the first half 2016 is €11.7 million. In addition, specific marketing services to our suppliers in France generated revenue of €17 million for the year ended December 31, 2015 including €3 million in the first half. Starting January 1, 2016, we have also recognized in net sales the specific marketing services agreed with our suppliers as included in the budget of annual trade contract when such services are rendered. This revenue generated in the first half 2016 €29.5 million.

Our net sales from our Cnova Brazil segment decreased by €410.9 million, or 42.9%, from €957,1 million in the first half 2015 to €546,2 million in the first half 2016. Excluding the impact of foreign exchange, our net sales in Brazil in local currency decreased by 28.8% during the period. The decrease in our net sales was primarily due to the macro-economic environment in Brazil, to the increase in Brazilian VAT on interstate transactions (ICMS) at the beginning of January 2016 (with an impact of approximately -4.7%) and to the necessary reset of this subsidiary.

Cost of sales

Cost of sales relate primarily to our direct sales business, including purchase price of consumer products sold to customers in our direct sales business, inbound shipping charges to our fulfillment centers and outbound shipping charges from our fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts we obtain from our suppliers and costs associated with lost, stolen or damaged goods we receive. Shipping charges to receive products from our suppliers were included in our inventory and recognized as cost of sales upon sale of products to our customers. Following a benchmarking of inventory valuation policies of eCommerce companies we initiated, we decided to stop recording reception and storage costs in inventory with subsequent recognition in cost of sales and fulfilment costs with effect from January 2013. Accordingly, warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but are directly expensed through the income statement as fulfillment costs, as further described in Note 3 (“Restatement of previously issued financial statements”) to our consolidated financial statements.

Cost of sales are primarily driven by growth in orders placed by customers, the mix of the products available for sale on our direct sales sites and transportation costs related to delivering orders to our customers at the point of delivery they choose, including pick-up locations or a postal address. As our business grows in size, we expect a corresponding increase in our cost of sales.

Cost of sales decreased by €265.8 million, or -17.8%, from €1,491.3 million in the first half 2015 to €1,225.5 million in the first half 2016. Our cost of sales was 86.7% of our net sales in the first half 2015, compared to 87.3% of our net sales during the same period in 2016. The increase was driven by different factors. We experienced an increased volume of sales of large home appliances and home furnishing products, which tend to be more expensive to ship than other products. In France, as part of our commercial strategy, we offered customers free shipping on certain orders and decreased marketing expenses, as described below. In Brazil, we have promotional initiatives impacting the margins and experienced a larger volume of sales to customers outside of São Paulo and Rio de Janeiro, the traditional hub for our sales in Brazil, where our fulfillment centers are concentrated and more developed infrastructure and logistics are in place

Operating expenses

Our operating expenses are classified into four categories: fulfillment, marketing, technology and content, and general and administrative costs.

Fulfillment costs

Fulfillment costs are incurred in operating and staffing our fulfillment and customer service centers, after sales costs and extended warranties. The costs related to operating our fulfillment centers include warehousing and preparation costs, which include picking, packaging and preparing customer order as well as payroll and related expenses. In addition, with effect from January 2013 warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3 (“Restatement of previously issued financial statements”) to our consolidated financial statements. After sales costs consist primarily of preparing and resending products that are returned to suppliers or third parties to be repaired. Extended warranty costs include costs to third parties who repair or replace products for which we have sold an extended warranty.

Fulfillment costs include payment processing costs paid to a related party supplier (Banque Casino) to administer our installment payment program in France on direct sales products. As of August 2015, this program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products.  As a result, these third-party costs no longer apply starting January 2016 and therefore are no longer included in fulfillment costs.

Fulfillment costs are primarily driven by the size of our operations. As our business grows in size and we invest in our fulfillment capabilities, we expect a corresponding increase in fulfillment costs in absolute terms and potentially a temporary increase as a percentage of our net sales. We also expect an increase in fulfillment costs corresponding to the growth of our home furnishings products category offering, where the sizes of products and preparation costs tend to be larger than other products. As we grow the size of our marketplaces where we provide fulfillment services for marketplace sellers for a fee, we expect an increase in fulfillment costs related to payment processing, credit card fees, related transaction costs and warehousing costs. We also expect an increase in fulfillment costs as the headcount of our customer service centers grows to handle additional customer contacts corresponding to the growth of our business.

Fulfillment expenses decreased by €7.9 million, or 5.7%, from €137.6 million in the first half 2015 to €129.8 million in the first half 2016. The increase was mostly the result of volume growth, as well as a negative effect due to the mix of products we sold, with higher share of home furnishings category especially in France which tend to have higher associated fulfillment costs. In France, the opening of Saint Mard’s distribution centers also impacted fulfillment costs. In Brazil, higher credit card fees directly correlated with higher marketplace share, higher customer service expenses due to higher contact rate in our call centers and tax and loss provisions contributed to the growth of fulfillment costs.

Marketing costs

Marketing costs consist primarily of online advertising and offline advertising (in France), such as display advertising and search engine marketing, fees paid for third-party marketing services, costs related to the launch of new business activities and payroll and related expenses for personnel engaged in marketing. Marketing costs are primarily driven by the level of traffic we experience on our sites and the determination we make as to whether we need to attract traffic via paid marketing channels in order to grow and retain our customer base. As we continue to attract customers through our attractive pricing strategy, we expect to maintain marketing costs for existing sites at a similar level as a percentage of net sales and expect additional marketing costs in order to launch new sites, which we expect should decrease over time as a percentage of GMV. In the long term, we expect marketing costs will decrease as a percentage of our net sales as we rely more on non-paid methods (SEO and mails) to attract traffic to our sites, including by expanding our direct sales and marketplace product offerings and expanding our customer loyalty programs.

Marketing costs increased by €1.1 million, or 3.0%, from €36.8 million in the first half 2015 to €37.8 million in the first half 2016. As a percentage of net sales, our marketing expenses increased from 2.1% in the first half 2015 compared to 2.7% of our net sales in the first half 2016. This relative stability was primarily attributable to the implementation of our strategy in France to concentrate our commercial strategy on price attractiveness and customer acquisition.

Technology and content costs

Information technology (IT) and content expenses consist primarily of IT infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to our overall purchasing activity), merchandising selection, systems support and digital initiatives. We expense IT and content costs as they are incurred and amortize development costs over time, including software used to upgrade and enhance our websites and applications supporting our business. We expect an increase in IT and content expenses as we continue the development of our platforms, expand our product categories and launch new sites.

Technology and content costs decreased by €1.3 million, or 2.6%, from €49.5 million in the first half 2015 to €48.2 million in the first half 2016. This decrease primarily resulted from the growth of our sales in France and from Cnova Brazil’s ERP software development being finalized.

General and administrative costs

General and administrative expenses consist primarily of payroll and related expenses for management, including employees involved in general corporate functions (accounting, finance, tax, legal, and human resources), including our management equity incentive plans, as well as costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. General and administrative costs also include management fees paid to our Parent Companies for shared services, such as accounting, finance, legal and human resources. We also include professional fees and litigation costs and other general corporate costs as general and administrative costs. General and administrative costs take into account costs related to our status as a U.S. public company, such as higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of maintaining compliance with the Sarbanes-Oxley Act and related regulations.

General and administrative costs decreased by €1.1 million, or 3.0%, from €35.9 million in the first half 2015 to €34.8 million in the first half 2016. As a percentage of net sales, our general and administrative expenses increased from 2.1% of our net sales in the first half 2015 compared to 2.5% of our net sales during the same period in the first half 2016. This increase was primarily driven by higher labor costs and corporate development expense.

Restructuring

As of June 30, 2016, restructuring expenses were €8.7 million, consisting mostly of costs related to reorganization (€1.9 million) and planned closing of two warehouses in Brazil (€2.0 million), costs related to adapting the workforce in Cdiscount international and specialty websites (€1.4 million), costs related to the proposed potential transaction related to Cnova Brazil (see Note 14) for € 1.7 million, expenses linked to the closing of our international operations (€0.8 million) and strengthening the efficiency and documentation of our processes and controls to comply with the Sarbanes-Oxley Act (€0.5 million).

Litigation

In half year 2016, litigation expense was €43.4 million, with an expense of €40.9 million to expenses related to the internal review (see Note 3) the rest being mainly linked to disputes with suppliers and to a tax litigation at Cdiscount. In half year 2015, litigation expenses consisted of a €1.4 million expense related to disputes with suppliers and to a tax litigation at Cdiscount.

Initial Public Offering expenses

As of June 30, 2015, costs incurred in connection with our initial public offering of November 2014 and subsequent listing on Euronext Paris in 2015 and recorded through income amounted to €3.8 million, related primarily to the Reorganization and the restructuring in the governance and management of Cnova, and were expensed in the income statement. These costs include notably fees and legal expenses for €2.3 million and specific bonuses for €1.3 million. We did not incur such expenses as of June 30, 2016.

Gain/(loss) from disposal of non-current assets

As of June 30, 2016, we recognized the effect on Cdiscount non-current assets related to the closing of Moncorner sites for €0.6 million.

Impairment of Assets

Losses from impairment of assets were €5.1 million in first half 2016 (€6.3 million in first half 2015). We wrote off IT development at Cdiscount for €5.0 million, such projects having been abandoned.

Financial income (expense), net

Financial income and expenses, net consist primarily of revenue from cash and cash equivalents held by us, our interest expense on our borrowings and costs we incur related to the sales of receivables in Brazil and France. The vast majority of our sales in Brazil are paid for in interest-free installments with credit cards. On average, our customers in Brazil who choose to pay by installments pay off the full purchase price within seven to eight installment payments. Historically, we have sold at a discount nearly all receivables generated in installment sales in our Brazil operations to banks and other entities, which comprise an important component of the results of operations in Brazil. In France, approximately, 40% of Cdiscount sales and GMV are paid for through four installment payments (“the CB4X installment payment service”), with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment. Under the agreement implemented in August 2015 between Cdiscount and

Banque Casino, Cdiscount fully transfers the credit risk of the installments related to the installment payment program in France to Banque Casino.

Net financial expense increased by €24.0 million, or 110.9%, from €21.6 million in the first half 2015 to €45.6 million in half year 2016. The increase is mostly due on one hand to the effect of one-time accrued interest on ICMS tax credit of €7.1 million in the first quarter of 2015 and on the other hand to higher cost related to sales of receivables, mostly from Cdiscount (the new CB4X contract contributed for €17.9 million in the first half of 2016) by €8.4 million and to higher exchange loss by €3.2 million. In addition, in the course of the first half of 2016, Cnova Brazil signed a US$50 million bilateral facility with Bradesco (guaranteed by GPA), a US$47 million bilateral facility with Santander (guaranteed by GPA) and obtained additional bank overdrafts for about US$8 million from Santander. These new loans started to generate interest charges.

Net profit from discontinued activities

In September 30, 2015, Cnova sold its subsidiary MonShowroom to Monoprix. In December 2015, Cnova decided to sell its 80% share in Cdiscount Vietnam. The sale was effective on March 1, 2016. Similarly Cnova sold its subsidiary Cdiscount Thailand in April 2016. Pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the net results of these former subsidiaries, including the disposal results, were presented as discontinued operations for the periods ended June 30, 2015 and 2016. In addition, we closed our operations in Panama and Ecuador in the third quarter of 2015 and decided to discontinue our operations in Colombia, Cameroon and Senegal in June 2016; their net results are similarly presented as discontinued operations for the periods ended June 2015 and 2016.

Income tax gain (expense)

Income tax result went from a gain of €15.0 million in the first half 2015 to a loss of €3.3 million in the first half 2016. The change in taxes is mainly related to changes in deferred tax assets at year-end 2015 as deferred tax assets were all impaired but €11.6 million (€10.8 million for Cdiscount and €0.8 for E-Hub, the subsidiary of Cnova Brazil). No new deferred tax asset was recognized in first half 2016.

3.2.3                        Application of Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in the note titled “Description of the reporting entity” and in the Notes to our audited consolidated financial statements for the years ended December 31, 2013, 2014, and 2015 included in 2015 20-F. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions that affect the amount reported in consolidated financial statements. Estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

3.2.4                        Liquidity and Capital Resources

Our principal sources of liquidity have traditionally consisted of cash flows from operating activities, loans or cash received from our Parent Companies and, to a lesser extent, capital increases and proceeds obtained from short- and long-term loans and financings from third-party financial institutions. Notes 26 and 28 to our consolidated financial statements, included in our 2015 20-F, provide additional financial information regarding our liquidity and capital resources.

Cash Flows and Working Capital

The following table presents the major components of net cash flows for the periods presented:

€ thousands	June 30, 2015 Restated	June 30, 2016
Cash Flows:
Net cash from (used in) continuing operating activities(1)	(367,728)	(516,719)
Net cash from (used in) continuing investing activities	23,760	(6,261)
Net cash from (used in) continuing financing activities	228,470	279,199
Effect of changes in foreign currency translation adjustments	(30,043)	38,105
Cash and cash equivalents, net, at end of period	412,276	173,580

(1)                        Includes €(340,242) and €(409,597) of changes in working capital for the 6-month periods ended June 30, 2015 and 2016, respectively.

Historically, we have worked to optimize our working capital and we generated cash flow through, among other things, a one-time sale of a receivables portfolio, the factoring of receivables and a gradual increase in days of trade payables to suppliers. In the future, we expect an increase in net sales as well as further working capital optimization, to be primary drivers of cash flow generation.

Our cash flows and working capital fluctuate throughout the year, primarily driven by the seasonality of our business. At the end of December of each year, we experience high trade payables relative to the rest of the year following the peak sales volumes achieved in November and December associated with the holiday shopping period and Black Friday in Brazil. In the first three quarters of each year, trade payables decrease due to seasonality leading to a cash balance reduction compared to the end of the prior year.

We had cash and cash equivalents of €412.3 million and €173.6 million as of June 30, 2015 and 2016, respectively. The decrease in our net cash and cash equivalents by €238.7 million represents our net cash flow spent over the last twelve months. We believe that our existing cash and cash equivalents together with cash generated from operations, and our existing financial resources and credit lines suffice to meet our working capital expenditure requirements for the next 12 months, assuming we have continuous access to banks and credit card operators. However, we may need additional cash resources in the future if we identify opportunities for investment, strategic cooperation or other similar actions, which may include investing in technology, including data analytics and our fulfillment capabilities. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

As a consequence of its operational downturn and in order to meet its ongoing cash needs, Cnova Brazil has reinforced its financial resources in the beginning of 2016 with (i) a loan agreement between Cnova Brazil and Banco Bradesco Europa S.A.; (ii) a loan agreement between Cnova Brazil and Banco Santander S.A.; (iii) an increased credit limit in an existing overdraft account with Banco Santander S.A.; (iv) the renewal of an agreement for the opening of documentary credit for the payment of goods import with Banco Santander S.A. All of which are guaranteed by CBD (see Item 7.B: Related Party Transactions) and (v) a new one-year term loan of US$75 million signed with Bank Safra, signed in July 2016 and guaranteed by CBD.

Our trade payables include accounts payable to suppliers associated with our direct sales business. Our trade payables amounted to €1,216.0 million and €870.0 million as of December 31, 2015 and June 30, 2016, respectively. We typically pay our suppliers within 50-80 days measured from the day the product is received in our distribution center and invoiced. There is a higher level of days payable in the first three months of the year relative to the rest of the year due to higher volumes of purchasing from November and December of the previous year in anticipation of holiday shopping. The purchasing is paid for in the first three months of the following year. Of the change, €23 million come from Cdiscount and €313 million come from our activities in Brazil, where part of the change is due to an important purchase campaign at year-end to prepare for the festive season and another part is related to the slowdown of the economy and our activity and reduced purchases.

Our net inventories of products amounted to €415.0 million and €431.5 million as of December 31, 2015 and June 30, 2016, respectively. Our inventory balances will fluctuate over time due to a number of factors, including our sales performance, expansion in our product selection and changes in our product mix.

Cash From (Used in) Operating Activities

Cash used in operating activities in the first half year 2016 was €516.7 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €426.4 million decrease in trade payables. This decrease in trade payables relates to the seasonal effect following the end-of-year festive period increased purchases, was partially offset by a €12.3 million increase in inventories of products either in our fulfillment centers awaiting shipment to customers or in transit to customers and by a €10.6 million increase in trade receivables.

Cash used in operating activities in the first half year 2015 was €367.7 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €251.5 million decrease in trade payables, which relates to the seasonal effect following the end-of-year festive period increased purchases, and a €55.9 million decrease in inventories of products which were either in our fulfillment centers awaiting shipment to customers or in-transit to customers, which were partially offset by an decrease of €19.3 million of trade receivables.

Cash From (Used in) Investing Activities

Cash from investing activities was €(6.3) million in the first half 2016 and was due to €(7.4) million from investment in associates, offset by €27.7 million of changes in perimeter. The change was primarily attributable to €26 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites, mobile platforms and back office technology systems, improved investment in our supply chain infrastructure in France and the consolidation of three smaller fulfillment centers into a single, larger fulfillment center in Săo Paulo.

Cash from investing activities was €23.8 million in the first half year 2015 and was primarily attributable to the change in loans granted (including to related parties) for €65.2 million, partially offset by €39.7 million in acquisitions of property, equipment and intangible assets. This included capital expenditures related to improved investment in our supply chain infrastructure in France and the improvement of our warehouses and expansion of our logistical capacity to support sales growth in Brazil. Generally, this cash use is mostly related to investments in our eCommerce platforms and investments concentrated in back-end IT solutions (namely, the implementation of ERP) or front-end IT solution aimed at developing the user experience and increasing the value our clients may reap from our services.

Cash From (Used in) Financing Activities

Cash from financing activities was €279.2 million in the first half 2016 and was primarily attributable to €205.20 million of additional related party financial debt incurred by Cnova subsidiaries and €113.5 million of net new financial debt, which was partially offset by €39.5 million of net interest payments primarily related to the discounting of receivables in Brazil.

Cash from financing activities was €228.5 million in the first half 2015 and was primarily attributable to €270.2 million of additional related party financial debt incurred by Cnova subsidiaries, which was partially offset by €27.2 million of net interest payments primarily related to the discounting of receivables in Brazil and €13.2 million related to payment of IPO costs.

3.2.5                        Research and Development

Our research and development strategy is centered on building and enhancing our eCommerce platforms, mobile platforms and applications, and fulfillment management systems, as well as other aspects of our IT infrastructure, such as customer facing and back office features for our sites. We focus on application, product, and platform development, category expansion, editorial content, purchasing, merchandising selection, systems support and digital initiatives.

We incurred approximately €49.5 million and €48.2 million of research and development expenses in first half 2015 and first half 2016, respectively.

For a description of our research and development activities, see “Information Technology” in Item 4.B and “Research and Development” in Item 5.C of our 2015-20F.

4.                                         BOARD OF DIRECTORS

In the Company’s General Meeting of Shareholders, held on June 29, 2016, the shareholders (re)appointed several directors. As from June 29, 2016, our board of directors consists of ten directors. The individuals listed below are our current directors.

Name	Date of appointment	Current term	Nationality	Year of birth
Non-executive directors
Peter Estermann, Chairman(*)	June 29, 2016	2016-2020	Brazilian	1957
Yves Desjacques (**)	June 29, 2016	2016-2019	French	1967
Silvio J. Genesini (1)(2)	December 8, 2014	2015-2018	Brazilian	1952
Eleazar de Carvalho Filho	October 31, 2014	2016-2019	Brazilian	1957
Ronaldo Iabrudi dos Santos Pereira (2)	July 24, 2014	2014-2017	Brazilian	1955
Didier Lévêque	October 31, 2014	2015-2018	French	1961
Bernard Oppetit (1)	November 19, 2014	2016-2016	French	1956
Arnaud Strasser (2)	May 30, 2014	2014-2017	French	1966
Antoine Giscard d’Estaing	May 20, 2015	2015-2018	French	1961
Executive director
Emmanuel Grenier-CEO (***)	June 29, 2016	2016-2019	French	1971

(1)	Member of our Audit Committee.
(2)	Member of our Nomination and Remuneration Committee.
(*)	Mr. Estermann was appointed as replacement Non-Executive director on November 20, 2015 and subsequently appointed as Non-Executive director at our annual meeting of shareholders on June 29, 2016.
(**)	Mr. Desjacques was appointed as replacement Non-Executive director on August 28, 2015 and subsequently appointed as Non-Executive director at our annual meeting of shareholders on June 29, 2016.
(***)	Mr. Grenier was appointed as replacement Executive director on January 21, 2016 and subsequently appointed as Executive director at our annual meeting of shareholders on June 29, 2016.

5.                          RELATED PARTY TRANSACTIONS

In the 2015 20-F, an extensive overview of the Company’s policy governing Related Party Transactions is given in Item 7.B; setting forth the main characteristics of the Company’s material Related Party Transactions. We refer to such Related Party Transaction Overview, which review should be read in conjunction with this semi-annual report. No new related party transaction has been agreed since the filing of the 2015 20-F.

6.                        RESPONSIBILITY STATEMENT AND IN CONTROL STATEMENT

In accordance with the EU Transparency Directive, as incorporated in chapter 5.1A of the Dutch Financial Supervision Act (Wet op het financieel toezicht), the Company’s Chief Executive Officer and Chief Financial Officer declare that, to the best of their knowledge:

•                               The Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and results of the Company and its affiliated companies included in the Company’s consolidation at June 30, 2016;

•                               The semi-annual report gives a true and fair view of the position as per the balance sheet date, the state of affairs during the first six months of the 2016 financial year of the Company and its affiliated companies included in the Company’s consolidation;

•                               The semi-annual report contains a true and fair view of the material Related Party Transactions entered into by the Company and its subsidiaries; and

•                               The semi-annual report describes the principal risks and uncertainties that the Company faces.

It should be noted that the foregoing does not imply that our systems and procedures provide any assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliance with legislation, rules and regulations.

Emmanuel Grenier (Executive director and CEO)

Stéphane Brunel (CFO)

OTHER INFORMATION

Independent auditor’s report

Cnova, N.V.

Six months ended June 30, 2016

To the Board of Directors and Shareholders of Cnova, N.V.

Introduction

We have reviewed the accompanying consolidated balance sheet of Cnova, N.V. as of June 30, 2016 and the related consolidated income statement, consolidated statement of changes in equity and consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of Cnova N.V. as of June 30, 2016, and of its financial performance and its cash flows for the six-month period then ended in accordance with IAS 34 Interim Financial Reporting.

Paris-La-Défense, August 3, 2016

/S/ ERNST & YOUNG Audit

Yvon Salaün	Stéphane Van Box Som

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim condensed consolidated income statement

for the six months ended June 30, 2015 and 2016

€ thousands	Notes	June 30, 2015 Restated (1)	June 30, 2016
Net sales	6	1,720,920	1,404,420
Cost of sales	6	(1,491,286)	(1,225,457)
Operating expenses :
Fulfillment	7	(137,645)	(129,766)
Marketing	7	(36,755)	(37,843)
Technology and content	7	(49,530)	(48,223)
General and administrative	7	(35,854)	(34,816)

Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets		(30,149)	(71,684)
Restructuring	8	(9,392)	(8,696)
Litigation	8	(1,396)	(43,407)
Initial public offering expenses	8	(3,812)	—
Gain / (loss) from disposal of non-current assets	8	(533)	(674)
Impairment of assets	8	(6,314)	(5,057)
Operating profit (loss)		(51,596)	(129,516)
Financial income	9	21,634	7,955
Financial expense	9	(43,276)	(53,597)

Profit (loss) before tax		(73,238)	(175,158)
Income tax gain (expense)	10	15,037	(3,308)
Share of profit of associates		—	—
Net profit (loss) from continuing activities		(58,201)	(178,466)
Net profit (loss) from discontinuing activities		(18,508)	10,305
Net profit (loss) for the year		(76,709)	(168,161)
Attributable to the owners		(69,653)	(162,949)
Attributable to non-controlling interests		(7,054)	(5,212)

Attributable to the owners continuing		(57,585)	(177,901)
Attributable to non-controlling interests continuing		(615)	(565)
Attributable to the owners discontinuing		(12,069)	14,952
Attributable to non-controlling interests discontinuing		(6,439)	(4,647)

In €		June 30, 2015 Restated (1)	June 30, 2016
Basic earnings per share	2	(0.16)	(0.37)
Diluted earnings per share	2	(0.16)	(0.37)

(1)         See Note 3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2015 and 2016

€ thousands	June 30, 2015 Restated (1)	June 30, 2016
Net income (loss) for the year	(76,709)	(168,161)
Items that may subsequently be recycled to profit or loss
Foreign currency translation (*)	(40,393)	72,382
Available for sale financial assets	(133)	—
Items that may not be recycled to profit or loss
Actuarial gains and losses	(597)	—
Other comprehensive income (loss) for the year	(41,123)	72,382
Total comprehensive income (loss) for the year	(117,832)	(95,779)
Attributable to the equity holders of the Parent	(111,155)	(106,027)
Attributable to non-controlling interests	(6,677)	10,248

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated balance sheet

as of December 31, 2015 and June 30, 2016

ASSETS

€ thousands	Notes	December 31, 2015	June 30, 2016
Cash and cash equivalents		400,793	174,659
Trade receivables, net		129,651	138,720
Inventories, net		414,956	431,495
Current income tax assets		798	1,211
Other current assets, net		195,423	190,549
Total current assets		1,141,621	936,636

Other non-current assets, net		23,612	58,815
Deferred tax assets	10	11,637	11,793
Property and equipment, net		33,475	38,923
Intangible assets, net		116,921	120,501
Goodwill	11	391,389	458,725
Total non-current assets		577,036	688,756

TOTAL ASSETS		1,718,656	1,625,392

EQUITY AND LIABILITIES

€ thousands	Notes	December 31, 2015	June 30, 2016
Current provisions		7,480	13,303
Trade payables		1,216,022	869,983
Current financial debt		132,198	458,594
Current taxes liabilities		51,223	43,423
Other current liabilities		178,495	198,200
Total current liabilities		1,585,419	1,583,505

Non-current provisions		11,828	11,037
Non-current financial debt		14,769	8,559
Other non-current liabilities		8,569	20,134
Deferred tax liabilities	10	—	—
Total non-current liabilities		35,167	39,730

Share capital		22,065	22,065
Reserves, retained earnings and additional paid-in capital		83,436	(22,725)
Equity attributable to equity holders of Cnova		105,501	(660)
Non-controlling interests		(7,430)	2,817
Total equity		98,071	2,158
TOTAL EQUITY AND LIABILITIES		1,718,656	1,625,392

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of cash flows for the six months ended June 30, 2015 and 2016

€ thousands	June 30, 2015 Restated (1)	June 30, 2016
Net profit (loss) attributable to equity holders of the Parent	(57,585)	(177,901)
Net profit (loss) attributable to non-controlling interests	(615)	(565)
Net profit (loss) continuing for the year	(58,200)	(178,466)

Depreciation and amortization expenses	18,561	17,456
Expenses on share-based payment plans	450	(179)
(Gains) losses on disposal of non-current assets and impairment of assets	6,273	6,333
Other non-cash items	856	498
Financial expense, net	21,642	45,641
Current and deferred tax profit	(15,037)	3,308
Income tax paid	(2,031)	(1,713)
Change in operating working capital	(340,242)	(409,597)
Inventories of products	(55,937)	12,286
Trade payables	(251,541)	(426,426)
Trade receivables	19,267	10,575
Other	(52,031)	(6,032)
Net cash used in continuing operating activities	(367,728)	(516,719)
Net cash used in discontinued operating activities	(20,448)	2,945

Purchase of property and equipment and intangible assets	(39,720)	(26,106)
Purchase of non-current financial assets	(408)	(650)
Proceeds from disposal of property and equipment, intangible assets and non-current financial assets	2,420	476
Movement of perimeter, net of cash acquired	—	27,657
Investments associates	(3,691)	(7,404)
Changes in loans granted (including to related parties )	65,159	(234)
Net cash from continuing investing activities	23,760	(6,261)
Net cash from discontinued investing activities	1,293	(21,536)

Transaction with owners of non-controlling interests	(13,230)	—
Additions to financial debt	—	164,217
Repayments of financial debt	(1,272)	(50,743)
Change in loan received	270,185	205,201
Interest paid, net	(27,213)	(39,476)
Net cash from continuing financing activities	228,470	279,199
Net cash from discontinued financing activities	3,030	7,113

Effect of continuing changes in foreign currency translation adjustments	(30,043)	38,105
Effect of discontinued changes in foreign currency translation adjustments	794	(1,101)

Change in cash and cash equivalents continuing	(145,541)	(205,677)
Change in cash and cash equivalents discontinuing	(15,331)	(12,579)

Cash and cash equivalents at beginning of period	573,321	402,637
Bank overdrafts at beginning of period (2)	(169)	(10,801)
Cash and cash equivalents, net, at beginning of period	573,152	391,836

Cash and cash equivalents at end of period	412,331	174,660
Bank overdrafts at end of period (2)	(55)	(1,080)
Cash and cash equivalents, net, at end of period	412,276	173,580
Cash and cash equivalents, net, at end of period discontinuing	1,678

(1)         See Note 3

(2)         Bank overdrafts arise from settlement of promissory notes that are due to suppliers and are repayable on demand to banks when such promissory notes are presented by suppliers for settlement.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of changes in consolidated equity for the six months ended June 30, 2015 and 2016

€ thousands (before appropriation of profit)	Number of shares	Share capital	Additional paid in capital	Retained earnings	Foreign currency translation	Actuarial gains and losses	Available- for-sale financial assets	Equity holders of the Parent	Non- controlling interests	Total consolidated equity
As of December 31, 2014	441,297,846	22,065	918,377	(302,240)	(121,903)	(832)	133	515,600	5,941	521,541
Other comprehensive income (loss) for the year					(40,771)	(597)	(133)	(41,501)	378	(41,123)
Net profit (loss) for the period				(69,653)				(69,653)	(7,054)	(76,707)
Consolidated comprehensive income for the year	—	—		(69,653)	(40,771)	(597)	(133)	(111,154)	(6,676)	(117,830)
Share-based payments			451					451		451
Initial public offering expenses			(182)					(182)		(182)
Other movements				-63				(63)		(63)
As of June 30, 2015	441,297,846	22,065	918,646	(371,956)	(162,674)	(1,429)	—	404,652	(735)	403,917
Other comprehensive income (loss) for the year					(107,452)	656	—	(106,796)	211	(106,585)
Net profit (loss) for the period				(174,570)				(174,570)	(7,771)	(182,341)
Consolidated comprehensive income for the year	—	—		(174,570)	(107,452)	656	—	(281,366)	(7,560)	(288,926)
Share-based payments			238					238		238
Put on minority interests CD Columbia				(7,360)				(7,360)	860	(6,500)
DTA reversal				(10,726)				(10,726)	—	(10,726)
Other movements				64				64	5	69
As of December 31, 2015	441,297,846	22,065	918,884	(564,548)	(270,126)	(773)	—	105,502	(7,430)	98,072
Other comprehensive income (loss) for the year					56,922			56,922	15,460	72,382
Net profit (loss) for the period				(162,949)				(162,949)	(5,212)	(168,161)
Consolidated comprehensive income for the year	—	—		(162,949)	56,922	—	—	(106,027)	10,248	(95,779)
Share-based payments				(135)				(135)		(135)
Other movements								—		—
As of June 30, 2016	441,297,846	22,065	918,884	(727,632)	(213,204)	(773)	—	(660)	2,818	2,158

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Description of reporting entity and basis of preparation of Cnova consolidated financial statements

Cnova N.V. (hereafter “Cnova”) is a public limited liability company incorporated and domiciled in the Netherlands. It has been listed on Nasdaq from November 19, 2014 and Euronext Paris from January 23, 2015. Cnova consists of leading global eCommerce operations with headquarters in the Netherlands. Operations are performed essentially in Brazil and France as operations in other countries have been discontinued, except for Ivory Coast (refer to Note 4).

On June 4, 2014, the boards of directors of Casino Guichard-Perrachon S.A. (“Casino”), a public company in France, Companhia Brasileira de Distribuiçao (“CBD” or “GPA”), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. (“Via Varejo”), a controlled subsidiary of GPA and a public company in Brazil, Almacenes Éxito S.A. (“Éxito”), a controlled subsidiary of Casino and a public company in Colombia have agreed the financial and legal conditions of the transfer of their respective eCommerce business, mainly operated by Cdiscount S.A. (“Cdiscount”) in France, by Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) in Brazil under a newly incorporated Dutch holding company, Cnova N.V. (“Cnova”), and to list Cnova in the United States stock market, while retaining control of Cnova (the “Cnova reorganization”). For more information on the Cnova reorganization refer to the Description of reporting entity and basis of preparation of Cnova consolidated financial statements in the 2015 consolidated financial statements.

The interim condensed consolidated financial statements of Cnova and its subsidiaries (collectively, the Group) for the six months ended June 30, 2016 were authorized for issue in accordance with the resolution of the Board of Directors on August 2, 2016.

Note 1 Basis of preparation and changes to Cnova accounting policies

The interim condensed consolidated financial statements for the six months ended June 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with Cnova’s consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015 available on www.cnova.com website.

On December 18, 2015, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). Subsequently, the scope of the internal review of the legal and forensic accounting consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, manipulated accruals in accounting for freight and other expenses and improper capitalization of intangible assets related to software development. As a result, the Company identified several misstatements in its previously issued unaudited interim condensed consolidated financial statements for the period ended June 30, 2015 leading to a restatement of the comparative figures in this unaudited interim condensed consolidated financial statements for the period ended June 30, 2016. Note 3 describes the nature of the restatements recorded.

Estimates and judgments are similar to those described in the audited consolidated financial statements as of December 31, 2015

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of Cnova’s annual consolidated financial statements as of and for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 1 Basis of preparation and changes to Cnova accounting policies (continued)

As required by IAS 34, the nature of these changes are disclosed below. These new standards, amendments and interpretations presented below which are applicable by the Group do not have a material impact on its consolidated financial statements and are to be applied on a prospective basis unless otherwise indicated.

•                  Annual Improvements to IFRSs — 2010-2012 Cycle, concerning the following standards:

IFRS 2 — Share-based Payment

These amendments provide a clearer definition of “vesting conditions” by separately defining “performance condition” and “service condition”.

IFRS 3 — Business Combinations

These amendments clarify that changes in the fair value of contingent consideration which are not adjustments in the measurement period are to be recognized in profit or loss.

IFRS 8 — Operating Segments

These amendments are applicable on a retrospective basis. They require entities to disclose in the notes to the financial statements the judgements made by management in applying the aggregation criteria to operating segments.

IAS 24 — Related Party Disclosures

These amendments are applicable on a retrospective basis. They clarify that an entity providing key management personnel services to the reporting entity or to the parent of a reporting entity is a related party of the reporting entity. In this case, the reporting entity is not required to provide details of the compensation it pays to key management personnel pursuant to IAS 24.17, but must indicate the amount of fees paid to the service provider.

•                  Annual Improvements to IFRSs — 2012-2014 Cycle, concerning the following standards:

IAS 34 — Interim Financial Reporting

These amendments are applicable on a retrospective basis. They clarify the meaning of “elsewhere in the interim report” referred to in IAS 34.16A, by requiring a cross-reference in the interim financial statements that allows readers to locate the information when it is contained in the interim financial report but not in the notes to the financial statements.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

•                  Amendments to IAS 1 — Disclosure Initiative

These amendments clarify requirements in two areas:

•                  applying the materiality concept: the amendment states that materiality applies to the whole financial statements including the accompanying notes, and that including information that is not material can obscure useful information;

•                  applying professional judgement: the amendment makes minor changes to certain prescriptive formula which are perceived as impediments to judgements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 2 Earnings per share

The weighted average number of ordinary shares before dilution was 441,297,846 and 441,297,846 (including 1,319,999 awards of deferred stock units granted to certain executives and employees of Cnova which are non-forfeitable) as of June 30, 2015 and 2016, respectively and the net loss attributable to equity holders of Cnova amounted to €(69,653) thousand and €(162,949) thousand as of June 30, 2015 and 2016, respectively.

No new dilutive or potentially dilutive instruments have been issued or granted by Cnova as of June 30, 2015 and 2016.

Note 3 Restatement of previously issued financial statements

3.1 Internal review in Cnova Brazil

On December 18, 2015, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). Subsequently, the scope of the internal review of the legal and forensic accounting consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, manipulated accruals in accounting for freight and other expenses and improper capitalization of certain expenses related to software development.

Based on the results of the internal review mentioned in Description of reporting entity above, the Company identified and assessed the quarterly allocation of several misstatements in its previously issued unaudited interim condensed consolidated financial statements for the period ended June 30, 2015, which have been restated.

The nature of errors resulting from the incorrect entries are listed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2015. Impacts of restatements on net result for the six month period ended June 30, 2015 are summarized as follows:

Nature (in € thousands)	June 30, 2015
Net sales and accounts receivables	(17,784)
Accounts payables and other accounts	18,404
Intangible assets	(15,708)
Deferred costs related to freight and other expenses	(819)
Additional adjustments
Inventories, net	(19,174)
Other current assets, net	(1,189)
Trades payable	10,199

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 3 Restatement of previously issued financial statements (continued)

3.2 Change in accounting method related to inventory valuation

In addition and as a result of a benchmarking of e-commerce peers, Cnova decided that warehouse reception and storage costs should no longer be incorporated into inventory valuation on the balance sheet but directly expensed through the income statement. This adjustment was recorded for €1.0 million in the restated income statements for the period ended June 30, 2015 (see Note 3.3 below).

3.3 Effects of restatements on the previously issued financial statements for the period ended June 30, 2015

The following table, presented in € thousands, set forth the effects of the restatement, the change in inventory valuation method and the impact of discontinued activities (see Note 4) on affected items within Cnova’s previously reported interim consolidated income statement for the six-month period ended June 30, 2015.

Consolidated Income Statements Data	June 30, 2015 As previously reported	June 30, 2015 Adjustments related to errors	June 30, 2015 Discontinuing operations (Note 4)	June 30, 2015 Change in inventory valuation method	June 30, 2015 As adjusted
Net Sales	1,752,158	(5,118)	(26,120)	—	1,720,920
Cost of Sales	(1,531,392)	12,980	27,762	(636)	(1,491,286)
Fulfillment	(143,552)	1,104	5,187	(384)	(137,645)
Marketing	(40,690)	672	3,263	—	(36,755)
Technology and Content	(49,687)	(2,621)	2,778	—	(49,530)
General and administrative	(38,538)	(838)	3,523	—	(35,854)
Operating profit (loss) before other operating costs	(51,700)	6,180	16,392	(1,020)	(30,149)
Restructuring costs	(11,677)	—	2,285	—	(9,392)
Litigation	(1,396)	—	—	—	(1,396)
Initial public offering expenses	(3,812)	—	—	—	(3,812)
Gain (loss) from disposal of non-current assets	(533)	—	—	—	(533)
Impairment of assets	(6,477)	—	163	—	(6,314)
Operating profit (loss)	(75,595)	6,180	18,839	(1,020)	(51,596)
Financial income (loss)	(20,187)	(1,044)	(411)	—	(21,642)
Profit (loss) before tax	(95,782)	5,137	18,428	(1,020)	(73,238)
Income tax	14,957	—	80	—	15,037
Net profit (loss) from continuing activities	(80,825)	5,137	18,508	(1,020)	(58,201)
Net profit (loss) from discontinued activities	—	—	(18,508)	—	(18,508)
Net profit loss for the year attributable to equity holders of Cnova	(73,773)	5,140	—	(1,020)	(69,653)
Net profit loss for the year attributable to non-controlling interests	(7,050)	(3)	—	—	(7,054)
Basic continuing earnings per share (in €)	(0.17)	(0.01)	—	—	(0.16)
Diluted earnings per share (in €)	(0.17)	(0.01)	—	—	(0.16)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 4 Business combinations and equity transactions and discontinued operations

From January 1, 2015 to June 30, 2015 and from January 1, 2016 and June 30, 2016, the Group did not enter into any business combination or equity transaction.

Note 5 of the audited consolidated financial statements for the year ended December 31, 2015 describes the discontinued operations decided during 2015:

•                  MonShowroom, sold to Monoprix on September 30, 2015.

•                  Cdiscount business units in Panama, Ecuador and Vietnam (part of Cdiscount International segment).

Related to the sale of Cdiscount Vietnam, Cnova effectively sold its 80% share in Cdiscount Vietnam on March 1, 2016 for HK$80 corresponding to the initial investment in capital to Cavi Ltd, a Casino Group subsidiary, with a view to resale together with Casino’s investment in Vietnam. The agreement with Casino Group included the payment of an earn-out based on the price value of the sale of activities in Vietnam as part of the global sale agreement of Vietnam activities that should be signed. The final sale to a third party was completed on April 29, 2016 and, considering the final value of the website in the final sale agreement, no earn-out is due to Cnova.

In March 2016, pursuant the decision of Casino group to sell its subsidiaries in Thailand, Cnova also engaged the decision to sell its interests in its own e-commerce subsidiaries in Thailand. On March 21, 2016, Big C Thailand disposed of its total economic interest in CD Thailand to the Thai conglomerate TCC Group for a total cash equivalent consideration of €28 million (including repayment of shareholder loans). This disposal resulted in a net profit for Cnova of € 24.4 million.

In June 2016, Cdiscount started to close its subsidiaries in Colombia, Cameroon and Senegal. The only Cdiscount International remaining subsidiary is Cdiscount Ivory Coast. As sold or abandoned business units part of Cdiscount International segment, they are classified as discontinued operations.

€ thousands	June 30, 2015 Restated	June 30, 2016
Net sales	26,120	6,669
Cost of sales	(27,762)	(6,896)
Operating expenses :
Fulfillment	(5,187)	(829)
Marketing	(3,263)	(669)
Technology and content	(2,778)	(1,954)
General and administrative	(3,523)	(2,160)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	(16,392)	(5,839)
Restructuring	(2,285)	(1,266)
Gain / (loss) from disposal of non-current assets	—	17,553
Impairment of assets	(163)	—
Operating profit (loss)	(18,839)	10,448
Financial income	865	423
Financial expense	(453)	(502)
Profit (loss) before tax	(18,428)	10,369
Income tax gain (expense)	(80)	(64)
Net profit (loss) for the year	(18,508)	10,305
Attributable to the owners	(12,069)	14,952
Attributable to non-controlling interests	(6,439)	(4,647)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 5 Seasonality of interim operations

The Group does not earn revenues and incur expenses evenly throughout the year, with a traditional peak demand around the end of the year. Additionally, the France segment historically experiences higher sales volume during January and July, the two seasonal sales periods in the country, and the Brazil segment historically experiences higher sales volume during January, May and August, during which time early year sales and local holidays are celebrated.

Note 6 Operating segments

Key indicators by operating segment

Operating segments consists in Cdiscount (operating in France), Cnova Brazil (operating in Brazil) and Cdiscount International (only composed of Ivory Coast as a result of discontinued operations decided by management — see Note 4).

€ thousands	June 30, 2015 Restated	June 30, 2016
Net sales	1,720,920	1,404,420
Cdiscount France	763,403	857,751
Cdiscount International	428	461
Cnova Brazil	957,089	546,207
Gross Profit	229,634	178,963
Cdiscount France	103,785	121,407
Cdiscount International	701	173
Cnova Brazil	125,148	57,383
Segment operating profit (loss) before gain (losses) on restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets (i)	(30,149)	(71,684)
Holdings	(6,992)	(1,763)
Cdiscount France	(12,042)	(1,452)
Cdiscount International	(945)	(611)
Cnova Brazil	(10,169)	(67,858)

(i) of which depreciation, amortization and impairment €5.3 million for Cdiscount and €0.5 million for Cnova Brazil in 2015 (2014: €1.2 million for Cdiscount and nil for Cnova Brazil).

Geographical information

€ thousands	June 30, 2015 Restated	June 30, 2016
Net sales	1,720,920	1,404,420
France	763,403	857,751
Brazil	957,089	546,207
Other	428	461

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 6 Operating segments (continued)

Considering the nature of the business, there is no major customer to report. Revenues by group of similar products or services are not available from the accounting system and the cost to develop this information would be excessive.

€ thousands	December 31, 2015	June 30, 2016
Non-current assets	577,035	688,756
France	145,677	151,174
Brazil	423,347	536,233
Other	8,011	1,350

Note 7 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets

Net sales

€ thousands	June 30, 2015 Restated	June 30, 2016
Product sales	1,636,685	1,260,830
Marketplace sales (commissions)	39,461	60,253
Other revenues	44,774	83,337

Net sales	1,720,920	1,404,420

Cost of sales

€ thousands	June 30, 2015 Restated	June 30, 2016
Purchases and shipping costs	(1,550,227)	(1,212,905)
Change in inventories	58,941	(12,551)
Cost of sales	(1,491,286)	(1,225,457)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 7 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets (continued)

Expenses by nature and function

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	June 30, 2015
Employee benefits expense	(41,469)	(4,572)	(20,150)	(14,905)	(81,096)
Other expenses	(92,054)	(30,570)	(16,419)	(21,073)	(160,117)
Depreciation and amortization expense	(4,121)	(1,613)	(12,960)	124	(18,570)
Total as of June 30, 2015	(137,645)	(36,755)	(49,530)	(35,854)	(259,784)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	June 30, 2016
Employee benefits expense	(28,709)	(5,527)	(18,285)	(12,663)	(65,184)
Other expenses	(103,561)	(31,210)	(17,866)	(21,878)	(174,515)
Depreciation and amortization expense	2,504	(1,107)	(12,071)	(275)	(10,948)
Total as of June 30, 2016	(129,766)	(37,843)	(48,223)	(34,816)	(250,647)

The following table presents the breakdown other expenses including in fulfillment costs, marketing costs and technology and content costs:

	June 30, 2015	June 30, 2016
Operation of fulfillment centers	(50,673)	(36,081)
Payment processing	(26,594)	(18,660)
Customer service centers	(12,357)	(21,608)
Other fulfillment costs	(2,430)	(27,212)
Fulfillment costs	(92,054)	(103,561)
Online and offline marketing costs	(29,461)	(28,592)
Other marketing costs	(1,109)	(2,617)
Marketing costs	(30,570)	(31,209)
Technology infrastructure	(16,312)	(17,783)
Other technology and content costs	(107)	(83)
Technology and content costs	(16,419)	(17,866)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 8 Restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets

1.              Restructuring costs

As of June 30, 2016, restructuring expenses were €8.7 million, consisting mostly of costs related to reorganization (€1.9 million) and planned closing of two warehouses in Brazil (€2.0 million), costs related to adapting the workforce in Cdiscount International and specialty sites operations (€1.4 million), costs related to the proposed transaction related to Cnova Brazil (see Note 14) for € 1.7 million, expenses linked to the closing of our international operations (€0.8 million) and strengthening the efficiency and documentation of our processes and controls to comply with the Sarbanes-Oxley Act (€0.5 million).

2.              Litigation costs

As of June 30, 2016, litigation expense consists of a €43.4 million expense with €40.9 million to expenses related to the internal review (see Note 3) the rest being mainly linked to disputes with suppliers and to a tax litigation at Cdiscount.

3.              Initial public offering expenses

As of June 30, 2015, costs incurred in connection with our initial public offering of November 2014 and subsequent listing on Euronext Paris in 2015 and recorded through income amounted to €3.8 million, related primarily to the Reorganization and the restructuring in the governance and management of Cnova, and were expensed in the income statement. These costs include notably fees and legal expenses for €2.3 million and specific bonuses for €1.3 million. We did not incur such expenses as of June 30, 2016.

4.              Gain/(loss) from disposal of non-current assets and impairment of assets

As of June 30, 2016, we wrote-off discontinued IT development at Cdiscount for €5.6 million, including the closing of Moncorner sites for €0.6 million.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 9 Financial income and expense

€ thousands	June 30, 2015	June 30, 2016
Revenue from cash and cash equivalents	9 768	7 189
Exchange gain	394	19
Gain related to financial discounts obtained from suppliers	782	747
Other financial income	10 691	—
Total finance income	21 634	7 955
Exchange loss	(573)	(3 762)
Interest expense on borrowings	(1 232)	(4 088)
Costs related to sales of receivables	(33 760)	(42 429)
Other financial expense	(7 711)	(3 318)
Total finance expense	(43 276)	(53 597)

Interest expense related to GPA loan (included in caption “Interest expense on borrowings”) was €490 thousand as of June 30, 2015 and €621 thousands as of June 30, 2016. This GPA loan was retained on July 21, 2014 by Nova Holding as part of the Cnova reorganization (refer to the “Description of reporting entity and basis of preparation of Cnova consolidated financial statements” in the consolidated financial statements for the year ended December 31, 2015).

Interest on current accounts with Casino (included in caption “Other financial expenses”) was €559 thousand as of June 30, 2015 and €775 thousand as of June 30, 2016.

Costs related to sales of receivables are €24.5 million (June 2015: €33.8 million) for Cnova Brazil and €17.9 million for Cdiscount. A €5 million financial debt was recognized to cover the limited continuing involvement of Cdiscount as of June 30, 2016.

Other financial income included in 2015 a €7.1 million credit resulting from the monetary actualization of a tax credit recognized in 2014.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 10 Taxes

Income tax expense

Analysis of income tax expense:

€ thousands	June 30, 2015	June 30, 2016
Current taxes	(296)	(2,548)
Other taxes on income (i)	(849)	(760)
Deferred taxes	16,182	(0)
Total income/(expense) tax profit recognized in the income statement	15,037	(3,308)
Tax on other income recognized in ‘‘Other comprehensive income’’	—

Tax on other income recognized in ‘‘Total comprehensive income’’	15,037	(3,308)

Total income/(expense) tax profit recognized in the income

(i) Include CVAE which is a French tax expense based on the value added. CVAE is considered to meet the definition of a tax on income as defined in IAS 12.

Reconciliation of theoretical and actual tax expense:

	June 30, 2015	June 30, 2016
Loss before tax and share of profits of associates from continuing operations	(73,238)	(175,158)
	25%	25%
Income tax at the standard Dutch tax rate (25.00%)	18,309	43,790
Effect of tax rates in foreign entities	6,552	16,617
Unrecognized deferred taxed assets arising from tax loss of the period	(10,073)	(58,178)
Non-deductible expenses	(683)	(4)
CVAE net of income tax	(849)	(760)
Non-taxation of CICE (i)	840	293
Other (ii)	940	(5,066)
Actual income tax credit / (expense)	15,037	(3,308)

(i)                                    Competitiveness and employment tax credit (CICE) is a tax credit recognized by reducing employee expenses.

(ii)                                Other include write-off of account receivable and over amortization in Cnova Brazil

At June 30, 2016 net recognized deferred tax assets represent €11.6 million (€10.8 million for Cdiscount and €0.8 for E-Hub, the subsidiary of Cnova Brazil).

No additional deferred tax asset was recognized on Cdiscount and existing asset is supported by the current update of forecast tax planning.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 11 Goodwill

As of June 30, 2016, indicators of potential impairment for goodwill and intangible assets with indefinite lives have been considered (notably in the light of the proposed potential transaction described in Note 14) and no impairment is necessary, the change in value of goodwill on the balance is related to foreign exchange.

Note 12 Contingent assets and liabilities

In the normal course of its business, Cnova is involved in a number of legal proceedings with third parties or with the tax authorities in certain countries. Provisions are set aside to cover these proceedings when Cnova has a legal, contractual or constructive obligation towards a third party at year-end, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

We, certain of our current and former officers and directors, and the underwriters of our initial public offering, or our IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review, and we may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of our initial public offering who are or may become parties to or involved in such matters). We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its advisors retained by our board of directors.

Note 13 Related party transactions

Related party transactions with parent companies

The following transactions were carried out with related parties (which are composed of Casino and its controlled subsidiaries):

	December 31, 2015		June 30, 2016
€ thousands	Transactions	Balance	Transactions	Balance
Loans due from Parent Companies	46,645	117,791	175,151	292,942
Receivables	(30,578)	33,342	(15,379)	17,963
Loan due to Parent Companies	(104,095)	1,110	534	1,644
Payables	(20,534)	76,112	5,510	81,622
Expense	153,939	—	69,576
Income	70,854	—	12,591

Other related party transactions

As of June 30, 2016 there is no new related party transaction not disclosed in Item 7.B of our annual report under Form 20-F for the years ended December 31, 2013, 2014 and 2015.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 14 Subsequent events

•                  Closing of operations of Cdiscount Colombia

On July 12, 2016, Cdiscount announced the closing of its operations in Colombia, following a decision taken in June 2016 (see Note 4).

•                  Cnova Brazil Financings

As a consequence of its operational downturn and in order to meet its ongoing cash needs, Cnova Brazil has reinforced its financial resources in the beginning of 2016 and on July 20, 2016, Cnova Brazil has finalized a new loan agreement in an aggregate amount of $75 million (BRL 250 million), with a one year term. The loan was signed with Bank Safra. The financing benefits from a corporate guarantee of CBD.

In addition, Cnova Brazil is currently discussing the potential arrangement of new credit lines with various financial institutions.

•                  2016 proposed potential transaction with Via Varejo

On May 12, 2016, the Company announced that it entered into a non-binding Memorandum of Understanding (“MoU”) with Via Varejo regarding a possible reorganization of Cnova Brazil, within Via Varejo. This possible reorganization is subject to numerous and important conditions. As a result of the intended reorganization as outlined in the MoU, Cnova would receive approximately 97 million of its own shares currently held by Via Varejo (21.9% of its share capital) as well as a cash consideration ranging from USD 32 million to USD 49 million.  In addition, Via Varejo would reimburse a debt currently owed by Cnova Brazil to Cnova equivalent to approximately USD 127 million (the “proposed potential transaction”).

Should the proposed potential transaction be completed, Cnova would focus entirely on Cdiscount, while Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova.

Separately, Casino announced on May 12, 2016, that it would make an offer to purchase the outstanding ordinary shares of Cnova from its public shareholders at a price of $5.50 per share. The intention to make such offer is currently subject to:

•                  Cnova and Via Varejo reaching a binding agreement on the proposed potential reorganization and completing the proposed potential transaction,

•                  the fulfilment, by the time the binding agreements are entered into, of certain conditions precedent (and notably the absence of material adverse event with respect to Cnova), and

•                  the commitment, by the time the binding agreements are entered into, of CBD not to participate in the offer or otherwise sell its Cnova shares prior to or during the offer.

Any approval by Cnova´s Board of Directors to pursue the proposed potential transaction with Via Varejo and to enter into the final agreements will in any event be subject to Casino´s prior confirmation that the tender offer will be filed on an irrevocable basis not subject to any condition precedent other than the completion of the proposed potential transaction.

Any such possible offer would be initiated only after the completion of the proposed potential transaction. In particular, no definitive agreement has yet been reached with respect to the proposed potential transaction or the offer, and there can be no assurance that the offer by Casino will be initiated based upon the terms described here, or at all.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 14 Subsequent events (continued)

The Board of Cnova has established a Transaction Committee consisting of two independent directors from Casino and CBD and Cnova’s CEO to supervise the process and to determine the terms and direction of the proposed potential transaction. Cnova directors affiliated with Casino have recused themselves from participating in the Board’s decision-making with respect to the proposed potential transaction.

To comply with its governance rules, the Board of Via Varejo has established a Special Committee of three directors (one representative of GPA, one representative of the major non-controlling interest and one independent director) so that the completion of the proposed transaction needs the support of Via Varejo non-controlling shareholders.

Cnova cautions that there can be no assurance that it will definitively determine to pursue any such transaction, or as to the timing, price or terms that might be agreed. Cnova does not expect to provide further information regarding the status of discussions regarding the potential transaction unless and until a definitive agreement is reached.

Based on the current status of the discussions between the parties around the key terms of an agreement, Cnova has considered that conditions specified under IFRS 5 were not met at June 30, 2016 to consider the transaction with Via Varejo related to Cnova Brazil as highly probable. As a result, Cnova Brazil has been maintained as continuing activity at June 30, 2016.

As of June 30, 2016, the related financial data on Cnova Brazil are the following:

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 14 Subsequent events (continued)

€ thousand	June 30, 2016
Net Sales	546,207
Cost of sales	(488,824)
Operating expenses:
Fulfillment	(66,012)
Marketing	(23,592)
Technology and content	(21,736)
General and administrative	(13,901)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(67,858)
Restructuring	(3,878)
Litigation	(40,930)
Initial public offering expenses	—
Gain/(loss) from disposal of non-current assets	(81)
Impairment of assets	—
Operating profit/(loss)	(112,747)
Financial income	1,345
Financial expense	(40,882)
Profit/(loss) before tax	(152,284)
Income tax gain/(expense)	(524)
Net profit/(loss) for the year	(152,808)
Attributable to Cnova equity owners	(152,808)
Attributable to non-controlling interests	—

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 14 Subsequent events (continued)

€ thousands	June 30, 2016
Cash and cash equivalent	7,163
Trade receivables, net	79,407
Inventories, net	197,096
Other current asset, net	102,359
TOTAL CURRENT ASSETS	386,025
Other current liabilities	48,313
Deferred tax assets	949
Investment in associates	—
Property and equipment, net	26,768
Intangible assets, net	58,026
Goodwill	402,177
TOTAL NON CURRENT ASSETS	536,233

TOTAL ASSETS	922,258

€ thousands	June 30, 2016
Current provisions	8,013
Trade payables	457,085
Current financial debt	150,969
Current tax liabilities	13,773
Other current liabilities	130,784
TOTAL CURRENT ASSETS	760,624
Non-current financial debt	142,509
Other non-current liabilities	19,249
TOTAL NON CURRENT LIABILITIES	161,758
Reserve, retained earnings and additionnal paid-in capital	(124)
Equity attributable to equity holders of the Parent	(124)
TOTAL EQUITY	(124)

TOTAL LIABILITIES AND EQUITY	922,258

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Note 14 Subsequent events (continued)

€ thousands	June 30, 2016
Net loss attributable to equity holders of Cnova	(152,808)
Depreciation and amortization expense	6,948
(Income) expenses on share-based payment plans	(278)
(Gains) losses on disposal of non-current assets and impairment of assets	82
Other non-cash items	—
Financial expense, net	39,537
Current and deferred tax (gains) expenses	524
Income tax paid	(660)
Change in operating working capital	(229,099)
Inventories of products	1,599
Trade payables	(220,561)
Operating payables	—
Operating receivables	(29,348)
Other	19,211
Net cash from/(used in) operating activities	(335,754)
Purchase of property, equipment & intangible assets	(10,948)
Proceeds from disposal of prop., equip., intangible assets a,d non-current financial assets	—
Net cash from/(used in) investing activities	(10,948)
Additions to financial debt	158,768
Repayments of financial debt	(44,169)
Interest paid, net	(27,278)
Net cash from/(used in) financing activities	87,321
Effect of changes in foreign currency translation adjustments	12,157

Change in cash and cash equivalents from continuing activities	(247,224)
Cash and cash equivalents, net, at period begin	254,387
Cash and cash equivalents, net, at period end	7,163